EXHIBIT I
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CONTACT INFORMATION:
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Kimberley Emmerson                       Chaya Cooperberg
Public Relations                         Investor Relations
(519) 746-6114, ext. 2562                (519) 746-6114, ext. 2757
kemmerson@descartes.com                  ccooperberg@descartes.com
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           DESCARTES REPORTS RESULTS FOR FIRST QUARTER OF FISCAL 2005

WATERLOO, ONTARIO, JUNE 2, 2004 -- The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG), today announced unaudited financial results for the first quarter of its 2005 fiscal year (Q1FY05) which ended on April 30, 2004. The Company previously announced preliminary results for Q1FY05 on May 10, 2004.

Total revenues for Q1FY05 were $13.3 million, in line with the Company's preliminary estimate of $13.3 million to $13.6 million. The Company's aggregate cash and cash equivalents and marketable securities at the end of Q1FY05 were $56.6 million, in line with the Company's preliminary estimate of approximately $56 million.

Due to recent events and changes in circumstances referred to in the Company's press releases of May 6th, 10th, and 17th of 2004 that had reduced the Company's fair value as of April 30, 2004, the Company has undertaken an interim test of its goodwill and intangible assets for impairment. The Company had previously indicated in its May 17, 2004 press release that it would be performing the test. The results of the test required that the Company write-down, by way of non-cash charge, approximately $18.0 million in the value of goodwill recorded on the Company's balance sheet.

The Company's loss for Q1FY05 was $28.9 million, or $0.71 per share. The loss per share for Q1FY05 excluding the goodwill impairment charge was $0.27 per share, in line with preliminary estimates of a loss of $0.27 to $0.25 per share.1 Included in the loss for Q1FY05 were previously announced one-time expenses of approximately $2.0 million relating to severance costs and contract termination fees.

On May 17, 2004, the Company also announced expense reduction initiatives, including the reduction of its workforce by 35%, designed to bring the Company quarterly savings in expenses of approximately $7.0 million beginning with the Company's third fiscal quarter ending October 31, 2004.

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1    Loss per share excluding goodwill impairment charge is a non-GAAP financial measure that is being provided to demonstrate that on an operational level the Company's non-GAAP pro forma loss was in line with preliminary estimates. The Company believes that the most directly comparable GAAP financial measure is the Company's GAAP loss. The non-GAAP financial measure of loss per share excluding goodwill impairment charge ($0.27 per share) is calculated by taking the GAAP loss for Q1FY05 ($28.9 million), adding back the impairment charge for Q1FY05 ($18.0 million), then dividing the total by the weighted-average number of shares for Q1FY05 (40,705,811). A non-GAAP financial measure should not be considered superior to or as a substitute for GAAP measures or data prepared in accordance with GAAP.
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"We are focused on aligning our operating expenses with our visible and recurring revenues," said Art Mesher, Descartes' executive vice president strategic development and one of two members of Descartes' Office of the CEO.
"We will make these efforts while continuing to provide superior products and services to our customers. We would like to thank our customers, partners, employees and shareholders for their continued support and encouragement of our efforts."

CONFERENCE CALL TODAY
Company management will discuss the Q1FY05 results in a live conference call and Web cast with the financial community at 8:00 a.m. ET today. The conference call is accessible by dialing (719) 457-2681 or (800) 263-8506 and quoting reservation number 427002. The live Web cast can be accessed at www.descartes.com/investors. Replays will also be available in two formats shortly after the completion of the conference call. A telephone replay will be accessible for 24 hours by dialing (888) 203-1112 or (719) 457-0820 and quoting reservation number 427002. An archived replay of the Web cast will also be available through the Descartes Web site at www.descartes.com/investors.

ABOUT DESCARTES
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a trusted provider of supply chain solutions. Helping companies reduce costs, save time, and enhance customer satisfaction, Descartes' integrated suite of services provides connectivity and document exchange, route planning and wireless dispatch, inventory and asset visibility, transportation management, and warehouse optimization. Enabling distribution-sensitive companies in industries such as retail, consumer packaged goods, manufacturing, transportation, third-party logistics, and distribution to optimize and gain real-time control of their inventory and assets; Descartes services are used by customers in over 60 countries. For more information, visit www.descartes.com.


   Amounts are in US dollars and are reported in accordance with US Generally
    Accepted Accounting Principles ("GAAP"), except as referred to in Note 1, above. All registered and unregistered trademarks mentioned in this release are the property of their respective owners.



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This release contains forward-looking statements that relate to Descartes'
operating performance, financial results and condition, cash flow and use of cash, expense reduction initiatives and resulting savings, alignment of operating expenses and visible and recurring revenues and other matters that may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes to differ materially from the anticipated results, performance or achievements implied by such forward-looking statements. Such factors include, but are not limited to, the ability to align operating expenses to visible and recurring revenues, the ability to achieve cost reductions on a timely basis; the ability to attract and retain key personnel; additional impairment charges required by applicable accounting principles; global economic, market and political conditions; and the factors discussed in the section entitled, "Risk Factors" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada.
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THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED BALANCE SHEETS
(US DOLLARS IN THOUSANDS; US GAAP; QUARTERLY DATA UNAUDITED)

                                                            ------------      ------------
                                                                APRIL 30,       January 31,
                                                                    2004              2004
                                                            ------------      ------------
ASSETS
------
CURRENT ASSETS
    Cash and cash equivalents                                     12,993            13,187
    Marketable securities                                         31,774            34,586
    Accounts receivable
       Trade                                                      12,833            12,986
       Other                                                       2,396             3,501
    Prepaid expenses and other                                     3,252             3,045
                                                            ------------      ------------
                                                                  63,248            67,305
MARKETABLE SECURITIES                                             11,849            17,279
CAPITAL ASSETS                                                    13,713            13,452
LONG-TERM INVESTMENTS                                              3,300             3,300
GOODWILL                                                              --            18,038
INTANGIBLE ASSETS                                                  7,138             8,264
DEFERRED CHARGES AND OTHER ASSETS                                    535             1,021
                                                            ------------      ------------
                                                                  99,783           128,659
                                                            ============      ============


LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
CURRENT LIABILITIES
    Accounts payable                                               3,075             4,743
    Accrued liabilities                                            5,383             3,609
    Deferred revenue                                               3,136             2,860
                                                            ------------      ------------
                                                                  11,594            11,212
CONVERTIBLE DEBENTURES                                            26,995            26,995
                                                            ------------      ------------
                                                                  38,589            38,207
                                                            ------------      ------------

SHAREHOLDERS' EQUITY
    Common shares - unlimited shares authorized; Shares
       issued and outstanding 40,705,811 and 40,705,811          364,907           364,907
    Additional paid-in capital                                    81,667            81,667
    Unearned deferred compensation                                  (304)             (339)
    Accumulated other comprehensive loss                            (737)             (387)
    Accumulated deficit                                         (384,339)         (355,396)
                                                            ------------      ------------
                                                                  61,194            90,452
                                                            ------------      ------------
                                                                  99,783           128,659
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
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THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED
(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS; US GAAP; UNAUDITED)

                                                            ------------      ------------
                                                                APRIL 30,         April 30,
                                                                    2004              2003
                                                            ------------      ------------
REVENUES                                                          13,256            14,187
COST OF REVENUES                                                   5,465             4,780
                                                            ------------      ------------
GROSS PROFIT                                                       7,791             9,407
                                                            ------------      ------------
EXPENSES
    Sales and marketing                                            8,073             6,995
    Research and development                                       3,790             2,120
    General and administrative                                     4,918             3,733
    Amortization of intangible assets                              1,126             1,358
    Impairment of goodwill                                        18,038                --
    Restructuring costs                                              554             3,603
                                                            ------------      ------------
                                                                  36,499            17,809
                                                            ------------      ------------
LOSS FROM OPERATIONS                                             (28,708)           (8,402)
                                                            ------------      ------------
OTHER INCOME (EXPENSE)
    Interest expense                                                (435)           (1,125)
    Investment income                                                246               519
                                                            ------------      ------------
                                                                    (189)             (606)
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LOSS BEFORE INCOME TAXES                                         (28,897)           (9,008)
INCOME TAX EXPENSE - CURRENT                                         (46)              (10)
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LOSS                                                             (28,943)           (9,018)
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LOSS PER SHARE
    Basic and diluted                                              (0.71)            (0.17)
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WEIGHTED AVERAGE SHARES OUTSTANDING
    Basic and diluted (thousands)                                 40,706            52,230
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THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED
(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

                                                            ------------      ------------
                                                                APRIL 30,         April 30,
                                                                    2004              2003
                                                            ------------      ------------
OPERATING ACTIVITIES
Loss                                                             (28,943)           (9,018)
Adjustments to reconcile loss to cash provided by
(used in) operating activities:
    Depreciation                                                     610               575
    Amortization of intangible assets                              1,126             1,358
    Impairment of goodwill                                        18,038                --
    Amortization of convertible debenture costs                       64               169
    Amortization of deferred compensation                             35                65
    Changes in operating assets and liabilities:
       Accounts receivable
          Trade                                                      153              (158)
          Other                                                    1,105               959
       Prepaid expenses and other                                   (207)             (607)
       Deferred charges                                              422              (500)
       Accounts payable                                           (1,668)           (1,677)
       Accrued liabilities                                         1,424               (63)
       Deferred revenue                                              276              (197)
                                                            ------------      ------------
Cash used in operating activities                                 (7,565)           (9,094)
                                                            ------------      ------------

INVESTING ACTIVITIES
    Short-term marketable securities                               2,812             8,521
    Long-term marketable securities                                5,430            (2,615)
    Additions to capital assets                                     (871)           (1,623)
                                                            ------------      ------------
Cash provided by investing activities                              7,371             4,283
                                                            ------------      ------------

FINANCING ACTIVITIES
    Issuance of common shares for cash                                --                17
                                                            ------------      ------------
Cash provided by financing activities                                 --                17
                                                            ------------      ------------

DECREASE IN CASH AND CASH EQUIVALENTS                               (194)           (4,794)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                  13,187            21,195
                                                            ------------      ------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                        12,993            16,401
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